UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         --------------

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)



                       AUTOBYTEL.COM INC.
                        (Name of Issuer)

                  Common Stock, $.001 par value
                  -----------------------------
                 (Title of Class of Securities)

                           05275N 10 6
                         (CUSIP Number)

                         Peter R. Ellis
                          Susanne Ellis
                     1550 Bayside Drive, #2
                Corona del Mar, California 92625
                    Tel. No.: (949) 760-5025
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                       and Communications)

                         with a copy to:

                     David A. Krinsky, Esq.
                      O'Melveny & Myers LLP
                    610 Newport Center Drive
                           Suite 1700
                 Newport Beach, California 92660

                          May 24, 2000
             (Date of Event which Requires Filing of
                         this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [x]

CUSIP No. 05257N 10 6


1    NAME OF REPORTING PERSON
     Peter R. Ellis
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Inapplicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ x ]
     (b)  [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                      [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH

     7    SOLE VOTING POWER
          1,862,170 shares of common stock<1>

     8    SHARED VOTING POWER
          -0-

     9    SOLE DISPOSITIVE POWER
          1,862,170 shares of common stock1

    10   SHARED DISPOSITIVE POWER
         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,862,170 shares of common stock1

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.2%

14   TYPE OF REPORTING PERSON
     IN

--------------------
<FOOTNOTE>
<1>  These shares include 67,104 shares of the Issuer's common stock held directly by Peter R. Ellis ("Reporting Person 1") and 1,795,066 shares of the Issuer's common stock held in a revocable trust for the benefit of Reporting Person 1 and his spouse, Susanne Ellis ("Reporting Person 2"). Reporting Person 1 and Reporting Person 2 are the trustees of the revocable trust, and each has sole voting and dispositive power over the shares held in the trust
</FOOTNOTE>

SEC 1746 (3-98)
CUSIP No. 05275N 10 6

1    NAME OF REPORTING PERSON
     Susanne Ellis
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Inapplicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ x ]
     (b)  [    ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH

     7   SOLE VOTING POWER
         1,813,788 shares of common stock<2>

     8   SHARED VOTING POWER
         -0-

     9   SOLE DISPOSITIVE POWER
         1,813,788 shares of common stock2

    10   SHARED DISPOSITIVE POWER
         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,813,788 shares of common stock2

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.0%

14   TYPE OF REPORTING PERSON
     IN

_________________
<FOOTNOTE>
<2>  These shares are held in three trusts.  1,795,066 shares of the Issuer's common stock are held in a revocable trust for the benefit of Susanne Ellis ("Reporting Person 2") and her spouse, Peter R. Ellis ("Reporting Person 1"). Reporting Person 2 and Reporting Person 1 are the trustees of this trust, and each has sole voting and dispositive power over the shares held in the trust. 18,722 shares of the Issuer's common stock are held in two trusts for the benefit of certain members of Reporting Person 2's immediate family; Reporting Person 2 is the trustee of these trusts, and has sole voting and dispositive power over the shares held in the trusts
</FOOTNOTE>

SEC 1746 (3-98)


Item 1.  Security and Issuer

          This statement relates to the Common Stock, $.001 par value (the "Common Stock") of Autobytel.com Inc., a
Delaware corporation (the "Issuer"), having its principal executive offices at 18872 MacArthur Boulevard, Irvine,
California 92612.

Item 2.  Identity and Background

         (a) This Schedule 13D is filed on behalf of Peter R. Ellis ("Reporting Person 1") and Susanne Ellis ("Reporting Person 2" and, together with Reporting Person 1, the "Reporting Persons"). The Joint Filing Agreement dated May 24, 2000 among the Reporting Persons is set forth in Exhibit 1 hereto and is incorporated herein by reference. The Reporting Persons are husband and wife.

         (b) The business address of each Reporting Person is 1550 Bayside Drive, #2, Corona del Mar, California
              92625.

         (c) Reporting Person 1 is the owner of Jubilee Investments and a trustee of the Ellis Family Trust u/a/d September 11, 1998. Reporting Person 1's principal business address is 1550 Bayside Drive, #2, Corona del Mar, California 92625. Reporting Person 2 is also a trustee of the Ellis Family Trust.

         (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Each of the Reporting Persons is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

          The Reporting Persons are filing this Schedule 13D to report a change in their investment intent with respect to their ownership of the Common Stock as previously reported on a
Schedule 13G filed February 14, 2000. The Reporting Persons have not made any purchase of the Common Stock requiring the filing of a Schedule 13D since such date. Reporting Person 1 is a co-founder and former Chairman and Chief Executive Officer of the Issuer, and all shares beneficially owned by the Reporting Persons as reported herein were acquired by Reporting Person 1 at least two years prior to the date hereof. Reporting Person 2 obtained beneficial ownership of certain of the shares as reported herein upon transfer of such shares by Reporting Person 1 into various trusts for the benefit of the Reporting Persons and members of their immediate family (see cover page).

Item 4.  Purpose of Transaction

          All of the shares of Common Stock beneficially owned by the Reporting Persons were acquired by the Reporting Persons for investment purposes. However, the Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine to take any available course of action with respect to such investment, including the formulation of plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the other events enumerated in Item 4 of the instructions to Schedule 13D.

          The Reporting Persons intend to communicate with other shareholders and with directors, officers, employees and affiliates of the Issuer concerning the business, management and strategic direction of the Issuer and possible alternatives for increasing shareholder value. The Reporting Persons may also submit one or more proposals for shareholder action at the Issuer's annual meeting scheduled to be held on June 15, 2000, and subject to applicable laws, may solicit proxies or written consents from or make recommendations to other shareholders with regard to matters to be presented for a vote at such annual meeting.

Item 5.  Interest in Securities of the Issuer

         (a) Reporting Person 1 beneficially owns 1,862,170 shares of Common Stock, which represent approximately 9.2% of the outstanding shares of Common Stock (see cover page).

              Reporting Person 2 beneficially owns 1,813,788 shares of Common Stock, which represent approximately 9.0% of the outstanding shares of Common Stock (see cover page).

              Pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, the Reporting Persons are each deemed to be the beneficial owner of 1,795,066 shares of the Issuer's common stock held in a trust for the benefit of the Reporting Persons. The Reporting Persons, as a group, beneficially own an aggregate of 1,880,892 shares of the Issuer's common stock, which represent approximately 9.3% of the outstanding shares of Common Stock.

         (b) Reporting Person 1 has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, 1,862,170 shares (see cover page).

              Reporting Person 2 has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, 1,813,788 shares (see cover page).

              The Reporting Persons, as a group, have the power to vote or to direct the vote of, and the power to dispose or to direct the disposition of, an aggregate of 1,880,892 shares of the Issuer's common stock.

         (c) Neither Reporting Person has effected any transactions in any shares of Common Stock during the past 60 days.

         (d) Other than the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Reporting Person 1 and Reporting Person 2 are husband and wife. There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

     Exhibit 1 Joint Filing Agreement, dated May 24, 2000.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2000


                              /s/  Peter R. Ellis
                              Peter R. Ellis



                              /s/  Susanne Ellis
                              Susanne Ellis